[Letterhead of Sullivan & Cromwell LLP]

August 8, 2018
Via EDGAR
United States Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street N.E.,
Washington, D.C. 20549.

Attention:	Melissa Raminpour Beverly Singleton

Re:	Fiat Chrysler Automobiles N.V. Form 20-F for the Fiscal Year Ended December 31, 2017 Filed February 20, 2018 File No. 001-36675

Dear Ms. Raminpour and Ms. Singleton:
On behalf of our client, Fiat Chrysler Automobiles N.V. (the “Registrant”), we are writing to respond to the letter, dated July 23, 2018, from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced annual report on Form 20-F (the “Annual Report”).
Form 20-F for the Year Ended December 31, 2017
Report of Independent Registered Public Accounting Firm, page 153
We note the auditor’s report on the audit of your internal control over financial reporting did not include the required name or signature of the independent registered public accounting firm as required by Rule 2-02(a)(2) of Regulation S-X. Please amend your Form 20-F to include a signed auditor’s report on internal control over financial reporting. Furthermore, the revised Exhibit 13 Certifications included in the amended 2017 Form 20- F filed on March 2, 2018 to correct the periodic reporting date should have been amended in its entirety pursuant to the Staff’s Compliance and Disclosure Interpretations No. 246.14 of Regulation S-K. Please ensure the new fully amended 2017 Form 20-F also includes updated Exhibits 12 and 13 Certifications by your Chief Executive Officer and Chief Financial Officer.

Securities and Exchange Commission
August 8, 2018

Response:
The fully amended Annual Report has been filed on Form 20-F/A on August 8, 2018 to include the signed auditor’s report on the audit of internal controls over financial reporting and include the necessary certifications.
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Any questions or comments with respect to the response may be communicated to the undersigned at (212) 558-3109 or by email (millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email or facsimile (212-291-9101) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.
Very truly yours,
/s/ Scott D. Miller
Scott D. Miller

cc:	Richard K. Palmer
Jon K. Nelson
Giorgio Fossati
(Fiat Chrysler Automobiles N.V.)